COLUMBIA
NATIONAL
INCORPORATED


LOGO
REPORT BY MANAGEMENT
MBA USAP REPORT


As of and for the year ended December 31, 1997, Columbia National, Inc., and Subsidiaries (the "Company") has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS. This includes but is not limited to the maintenance of custodial bank accounts, accurate and timely processing of mortgage payments and disbursements, reconciliation to investor accounting and reporting, management of mortgage loan records and monitoring of delinquencies.

As of and for this same period, the Company, had in effect a fidelity bond and errors and omissions policy in the amount of $ l0,000,000.00 and $ 9,500,000.00 respectively.


/s/ X
Chairman

/s/ Mark C. Krebs
Vice President / Treasurer

Columbia, Maryland
March 20, 1998

7142 COLUMBIA GATEWAY DRIVE
P.O. Box 3050
COLUMBIA, MD 21045-6050
410/872-2000